SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

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The Netherlands

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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

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CNH GLOBAL N.V.

Form 6-K for the month of April 2010

List of Exhibits:

1.	News Release entitled, “CASE BEGINS PRODUCTION OF NEW MILITARY SKID STEERS”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going Senior Vice President, General Counsel and Secretary

April 22, 2010

FOR IMMEDIATE RELEASE

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

CASE BEGINS PRODUCTION OF NEW MILITARY SKID STEERS

Wichita Plant Builds First of 3,000-Plus Units

RACINE, Wis. (April 22, 2010) – Case Construction Equipment today announced the production startup of a new line of military skid steers and compact track loaders.

Case has begun manufacturing and shipping the first of several thousand model M400W skid steers and model M400T compact track loaders. Case is providing the equipment as part of a $160 million contract with the U.S. Army TACOM (Tank-automotive and Armaments Command) that could span 10 years, depending on contract renewals.

The CNH manufacturing plant in Wichita will produce and ship more than 3,000 skid steers and compact track loaders. The long-term contract calls for as many as 1,900 skid steers and nearly 1,500 compact track loaders. The project is a boon to the Wichita plant and the local economy, with production likely to continue through at least 2017.

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Page Two / Case Begins Production of New Military Skid Steers

“Case earned this award based on our ability to satisfy all key TACOM criteria,” said Pat Hunt, director, Strategic Accounts, Case Construction Equipment.

“This includes the ability to support the vehicles with parts and technical services globally, the technical performance and reliability of our machines, and our past performance in supporting other military contracts,” Hunt continued. “In all these areas, Case was evaluated as ‘Excellent,’ and Case skid steers and compact track loaders were deemed to provide the best overall value to the military.”

Hunt and other Case executives participated along with TACOM officers in ceremonies today celebrating both this new project and the company’s more than 150-year history of supporting the U.S. Military.

Meeting Special Military Requirements

Each M400W skid steer loader and M400T compact track loader built under the TACOM contract will be shipped with a full complement of attachments – including an auger with fittings for two sizes, a 4-in-1 multi-purpose bucket, pallet forks and a hydraulic hammer with multiple attachments.

The M400W and M400T are equivalent in size and general specifications to the civilian model 420 Series 3 skid steer loader and 420CT Series 3 compact track loader, respectively.

However, to fulfill the Army’s special requirements, the new machines also include:

•	Four tie-down and lift points to meet requirements for various means of transport, including lifting by helicopter and air-dropping by parachute

•	A weapons rack

•	24-volt starting and charging system, providing the ability to power auxiliary equipment

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Page Three / Case Begins Production of New Military Skid Steers

•	Removable steel crawler tracks for the skid steer

•	A fuel injection pump that enables the machines to use JP-8 military-blend jet fuel

•	A military-spec NATO slave cable receptacle that allows the machines to provide an electric jump-start to any other military vehicle

The skid steer and compact track loader project is among several recent contract awards to Case from the U.S. military, totaling more than 5,000 machines.

For example, in 2008 Case began fielding armored and armor-ready backhoe loaders under a contract with the U.S. Army to build nearly 700 units. Some of these machines have been deployed to support the U.S. Army in Afghanistan and Iraq. Production of these units at the Case plant in Burlington, Iowa, is scheduled for completion in May.

Other current Case contracts with the U.S. military include refurbishing more than 300 M4K rough-terrain forklifts, and more than 550 MW24C wheel loaders. The company provides refurbishing for military equipment at its Case Remanufacturing Center at Fort McCoy in Wisconsin.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), which is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH can be found online at www.cnh.com.

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